UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Contacts in Santiago, Chile	January 9th, 2020
Andrés Wainer, Chief Financial Officer Paula Vicuña, Investor Relations Officer (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces Preliminary Volumes for Fourth Quarter 2019 and 2019

Coca-Cola Andina announces Preliminary Volumes for the fourth quarter and full year 2019, in millions of unit cases, with their variation with respect to the corresponding period from 2018:

	Fourth Quarter 2018	Fourth Quarter 2019	% Change vs. Fourth Quarter 2018	2018	2019	% Change vs. 2018
Argentina	54.0	51.3	-4.9%	201.9	178.2	-11.7%
Brazil	72.2	73.4	1.6%	249.2	259.3	4.1%
Chile	67.9	69.2	1.9%	231.4	239.4	3.5%
Paraguay	19.4	21.0	8.1%	68.2	69.3	1.7%
Total	213.5	214.9	0.6%	750.6	746.2	-0.6%

We intend to release our fourth quarter and full year 2019 results of operations on or about February 25, 2020. Our results of operations for the fourth quarter and full year 2019 are pending completion of closing procedures and audit, and therefore the following information is subject to change.

Despite the ongoing civil unrest in Chile that began in October 2019, our sales volumes and results of operations in Chile have not been significantly affected. Although one of our distribution centers suffered looting, rendering it non-operational for nine days, we were able to successfully meet the supply of the affected area from our other distribution facilities and therefore our operations were not significantly affected.

Additionally, on October 27, 2019 Alberto Fernandez of the “Todos por el Cambio” coalition was elected president in Argentina and on December 10, 2019 he assumed office. Our sales volumes and the results of operations in Argentina in local currency have not been significantly affected.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.6 million people, delivering 750.6 million unit cases or 4,262 million liters of soft drinks, juices, and bottled water during 2018. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, January 9, 2020